

Mail Stop 4561

December 23, 2016

Evan Spiegel
Chief Executive Officer
Snap Inc.
63 Market Street
Venice, California 90291

>   **Re: Snap Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted December 7, 2016**
>   **CIK No. 0001564408**

Dear Mr. Spiegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments, we are referring to our letter dated November 29, 2016.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to prior comment 31. Please understand that we may have further comments once you have selected an exchange on which your Class A securities will be listed.

Market, Industry, and Other Data

User Metrics and Other Data, page 45

2.   In response to prior comment 21, you identify Nielsen as the author of the industry report cited on page 115. Given your partnership with Nielsen for measuring advertising awareness, please revise your statement on page 110 that industry reports by Nielsen are "independent industry publications."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Daily Active Users, page 59

3.   Your revised disclosure on page 60 indicates that the Daily Active User growth was relatively flat in the latter part of the quarter ended September 30, 2016. Expand your disclosure to explain the factors that impacted your user growth rate during this period.

4.   You state on page 46 that in the past you relied on third-party analytics to calculate your metrics and that your metrics may not be comparable to prior periods. To understand comparability among periods, revise to disclose when you shifted to using internally generated analytics, particularly Daily Active Users.

Factors Impacting our Business, page 64

5.   Your response to prior comment 13 refers to disclosures on pages 64 to 68 as addressing the key challenges that the company faces. Please further revise to address challenges you face in monetizing your business in Europe and the Rest of the World, which have significantly lower Average Revenue Per User than your North America region. Specifically address the challenges in China, which you identify as the second largest market in advertising spend but to which you appear to have limited access. In addition, revise to address any challenges you face in growing your revenues at a sufficient pace to offset your increasing costs so as to improve your margins.

User Engagement, page 64

6.   We note your response to prior comment 17, where you state that Average Revenue Per User and Daily Active Users are the best metrics to monitor the overall health of the business and help investors understand revenue trends. It remains unclear whether you use any other metrics to monitor your business such as the rate at which users access specific platform features (e.g., Sponsored Creative Tools, Storytelling Platform or Geofilters). If so, explain these metrics and for what purpose you use them.

Our Products, page 89

7.   We note your revisions in response to prior comment 19. Revise to explain: whether there are any minimum financial commitments associated with these relationships; whether the

agreements are generally tied to specific events or promotions; and how revenue shares are generally calculated.

Description of Capital Stock

Class A Common Stock, Class B Common Stock , and Class C Common Stock, page 149

8.   We note your revised disclosure in response to prior comment 26. Please clarify whether in certain circumstances Class A common stock would, in effect, have veto power over a corporate matter such as an acquisition, change of control transaction, dividend distribution or a charter amendment that would affect holders of Class A common stock.

Economic Rights, page 149

9.   Please revise to explain how voting rights apply in instances where two classes are being treated adversely relative to a third class with respect to dividends and distributions, and provide us with examples of such situations. In this regard, address whether each class being treated adversely would vote separately or together as a combined class. Clarify whether each share would get one vote.

Conversion, page 150

10.   We note your revisions in response to prior comment 29 and your description of the automatic conversion of Class A common stock into Class B common stock. Revise to describe the circumstances or events under which this automatic conversion may occur, and explain the resulting impact on Class A stockholders.

11.   Your revisions in response to prior comment 30 indicate that your co-founders (or their designated proxies) may designate a qualified trustee to hold shares of Class C common stock. Revise to discuss whether the automatic conversion provisions that are triggered by the death of a co-founder would be impacted by a transfer of shares to a qualified trustee. If applicable, clarify in the prospectus summary and risk factors that the death of a co-founder may not result in an automatic conversion.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

12.   In your response to prior comment 32, you state that to the extent offering proceeds are used to fund the tax withholding obligations, you will amend the pro forma balance sheet disclosure. On page 28 you disclose that you will expend substantial funds to satisfy tax withholding and remittance obligations upon settling a portion of the Pre-RSUs. As it appears you intend to fund the withholding obligation regardless of whether the source of funds is from the offering, please revise your pro forma balance sheet to reflect the liability necessary to satisfy the tax withholding obligations.

13.   Please tell us the number of RSUs that will vest upon effectiveness of this offering. To the extent that such shares will be settled upon vesting and are not included in the pro forma shares, revise the pro forma Class A and Class B shares outstanding to reflect the issuance of such shares. Similar revisions should be made to the prospectus summary as applicable.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-18

14.   You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide a qualitative discussion of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the standard that you expect to apply and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 will have on your results, please also disclose such amounts. Please refer to the SEC Staff Announcement made at the September 22, 2016 meeting of the FASB Emerging Issues Task Force Meeting Minutes and SAB Topic 11.M.

Note 7. Commitments and Contingencies

Contingencies, page F-27

15.   We note your disclosure regarding the September 2014 and April 2016 pending litigation. We further note from news coverage that there may be other recently commenced legal proceedings. Please tell us how you evaluated the contingent loss recognition and disclosure requirements related to these matters, including any estimates of reasonably possible losses in excess of amounts accrued. Refer to ASC 450-20-50.

Note 13. Stock-Based Compensation

Restricted Stock Units, page F-35

16.   We note your response to prior comment 40. Please provide the calculations that support the $878.9 million of stock-based compensation expense that would have been recognized assuming the vesting of 15.7 million shares of Class A and Class B RSUs if the offering had occurred on September 30, 2016.

Note 14. Loss per Share

Pro Forma Net Loss per Share (unaudited), page F-39

17.   We note your revised disclosure and response to prior comment 39. On page F-40 you disclose that when there is an estimate of the post IPO shares outstanding, the pro forma net loss per share will be updated to reflect the estimated number of vested shares for the CEO award on the closing date of the initial public offering. Please clarify whether the CEO has voting, dividend or other rights prior to delivery. Also, tell us why these shares will be included in your pro forma per share calculations when they will not be issued until subsequent periods.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies and
                                        Services

cc: Eric C. Jensen, Esq.
        Cooley LLP